Exhibit 99.101

CONSENT

The undersigned hereby consents to:

(i)	the use the scientific and technical information with respect to the Falchani Project derived from Sections 4, 5, 6, 7, 8, 9, 10, 11, 12, 14 and 23 of the technical report titled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020; and

(ii)	the use of the scientific and technical information with respect to the Macusani Project derived from Sections 6, 7, 8, 9, 10, 11, 12, 14 and 23 of the technical report titled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016;

each of which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/John Murphy
John Murphy
Date: December 21, 2022